October 23, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-6010

ContraFect Corporation

Registration Statement on Form S-3 File No. 333-206786 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), ContraFect Corporation (the “Registrant”) respectfully requests that the effectiveness of the Registration Statement be accelerated to 5:00 p.m. EDT on October 26, 2015, or as soon thereafter as possible.

The Registrant acknowledges to the Securities and Exchange Commission (the “Commission”) its responsibilities under the Act as such responsibilities relate to the proposed public offering of the securities specified in the Registration Statement. The Registrant also acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

October 23, 2015

Page Two

Please inform me when the Registration Statement is declared effective.

Very truly yours,

ContraFect Corporation

By:	/s/ Julia P. Gregory
	Name:	Julia P. Gregory
	Title:	Chief Executive Officer

2